August 6, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of EQV VENTURES ACQUISITION CORP., under the Exchange Act of 1934:

- Units, each consisting of one Class A ordinary share, $0.0001 par value per share, and one-third of one redeemable warrant

- Class A ordinary shares, $0.0001 par value per share

- Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com